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                                                                       EXHIBIT 5






[LOGO BDM International, Inc.]                           BDM International, Inc.
                                                         1501 BDM Way
                                                         McLean, Virginia 22102



                                                              November 26, 1997


To Our Stockholders:

     We are pleased to inform you that on November 20, 1997, BDM International, Inc. entered into a Merger Agreement with TRW Inc. and Systems Acquisition
Inc., a wholly owned subsidiary of TRW, pursuant to which that subsidiary has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of BDM's common stock for a cash price of $29.50 per share. The Offer is conditioned upon, among other things, the tender of a majority of the outstanding shares. The Merger Agreement provides that following consummation of the Offer, the TRW subsidiary will be merged with and into BDM (the "Merger") and those BDM shares that are not acquired in the Offer will be converted into the right to receive $29.50 per share in cash.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, BDM and its stockholders, and unanimously recommends that stockholders accept the Offer and tender their shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule
14D-9, including the opinion of BDM's financial advisor, Wasserstein Perella & Co., Inc., to the effect that the consideration to be received by BDM stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of Wasserstein Perella's written opinion is attached to the Schedule 14D-9 as
Schedule I.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.


                                       Very truly yours,

                                       /s/ Philip A. Odeen
                                       -------------------

                                       Philip A. Odeen
                                       President and Chief Executive Officer